SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                                (AMENDMENT NO. 4)

                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(a)(1)

                                 ULTRATECH, INC
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)

                                    010807158
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                                 (CUSIP NUMBER)

   ROGER INSLEY, 140 BROADWAY, 38TH FLOOR, NEW YORK, NY 10005, (212) 509-3111
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICE AND COMMUNICATIONS)

                                  JUNE 5, 2008
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             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.


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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 010807158                   13D/A                    Page 2 of 7 Pages


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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      TEMUJIN FUND MANAGEMENT, LLC
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2.    CHECK THE APPROPRIATE BOX IF A  GROUP*
                                                                         (a)
                                                                         (b) |X|
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3.    SEC USE ONLY

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4.    SOURCES OF FUNDS

      OO (Funds from Investment Advisory Clients).
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
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    NUMBER OF       7.    SOLE VOTING POWER
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER                          3,747,421
     OWNED BY       ------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER
    REPORTING       ------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER                     3,747,421
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     3,747,421
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                    16.03%
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14.   TYPE OF REPORTING PERSON*

      IA
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 010807158                   13D/A                    Page 3 of 7 Pages


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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      MARCO BATTAGLIA
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2.    CHECK THE APPROPRIATE BOX IF A  GROUP*                             (a)
                                                                         (b) |X|
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3.    SEC USE ONLY

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4.    SOURCES OF FUNDS

      OO
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA
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    NUMBER OF       7.    SOLE VOTING POWER
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER                          3,747,421
     OWNED BY       ------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER
    REPORTING       ------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER                     3,747,421
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     3,747,421
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                    16.03%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 010807158                   13D/A                    Page 4 of 7 Pages


ITEM 1  SECURITY AND ISSUER

      This Schedule 13D relates to the common stock, par value $.001 per share ("Common Stock"), of Ultratech, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3050 Zanker Road, San Jose, CA 95134.

ITEM 2  IDENTITY AND BACKGROUND

      (a) The names of the persons filing this Schedule 13D (the "Schedule") are Temujin Fund Management, LLC (the "Investment Manager") and Marco Battaglia, a principal of the Investment Manager. Such reporting persons are collectively referred to herein as the "Reporting Persons."

      The Investment Manager, in its capacity as investment manager of Temujin Holdings Ltd. (the "Fund"), has sole power to vote and dispose of the shares of Common Stock owned by the Fund. The Investment Manager disclaims any economic interest in or beneficial ownership of the Common Stock covered by this Schedule.

      (b) The business address of the Reporting Persons is 140 Broadway, 38th Floor, New York, NY 10005.

      (c) This Schedule is filed on behalf of the Investment Manager, Mr. Battaglia and the Fund. The Fund is the record and direct beneficial owner of the shares of Common Stock reported herein. The Investment Manager is the investment manager to the Fund and Mr. Battaglia is a principal of the Investment Manager. The principal business of the Investment Manager is purchasing, holding and selling securities for investment purposes. The principal business of the Fund is to invest in securities.

      (d) During the past five years none of the Reporting Persons has been convicted in a criminal proceeding.

      (e) During the past five years none of the Reporting Persons has been a party to a civil proceeding as a result of which it is subject to a judgment, decree or final order enjoining it from or mandating activities subject to federal or state securities laws, or finding it in violation of such laws.

      (f) Temujin Fund Management, LLC is organized under the laws of Delaware, USA. Marco Battaglia is a citizen of the United States of America.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Fund disposed of the shares of Common Stock in open market transactions.

CUSIP No. 010807158                   13D/A                    Page 5 of 7 Pages


ITEM 4  PURPOSE OF TRANSACTION

      The Reporting Persons disposed of the Common Stock of the Issuer in the ordinary course of business for risk control and diversification purposes. Despite the recent price appreciation of the Common Stock, the Reporting Persons still believe it is substantially undervalued. In particular, the Issuer has the potential to more than quadruple revenue over the next few years as LSA becomes the industry standard for demanding thermal processing applications. The Reporting Persons continue to see additional value from an eventual sale of the Issuer at a price that reflects its long term prospects and strategic value. The Reporting Persons intend to meet with and/or make suggestions to the Issuer's management personnel from time to time with respect to its capital structure and operations.

      The Reporting Persons expect to acquire or dispose of additional Common Stock via open-market transactions from time to time. However, there is no timetable or pre-arranged plan related to the purchase or sale of additional Common Stock. Such decisions will be made based on trading activity and the relative value of the Common Stock, as defined by market conditions.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

      (a)-(b) The Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of an aggregate of 3,747,421 shares of Common Stock as of June 6, 2008, which represent 16.03% of the Issuer's outstanding shares of Common Stock. The percentage calculation was based on the number of shares of Common Stock the Issuer reported as outstanding as of April 25, 2008 on its Form 10-K as filed with the Commission on April 29, 2008. The amount of outstanding shares of Common Stock on such Annual Report was 23,371,055.

                                Sole Voting Power     Shared Voting        Sole            Shared
                                                          Power        Dispositive    Dispositive Power
                                                                          Power
                                -----------------------------------------------------------------------
Temujin Fund Management, LLC                            3,747,421                         3,747,421
Marco Battaglia                                         3,747,421                         3,747,421

     The aggregate amount of shares owned by the Reporting Persons is 3,747,421.

      (c) Except as set forth below, there have been no transactions in the Common Stock by any of the Reporting Persons during the past sixty days.

CUSIP No. 010807158                   13D/A                    Page 6 of 7 Pages


         During the past sixty days, the Reporting Persons effected the following purchases of shares of Common Stock in open market transactions:

  DATE                         SHARES PURCHASED                           PRICE
  ----                         ----------------                           -----
06/05/08                               200                                16.95
06/05/08                            10,400                                16.92
06/05/08                            45,030                                16.93
06/05/08                            93,700                                16.98
06/05/08                            80,000                                16.91

      (d) - (e): Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER None.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

      Joint Filing Agreement, dated as of June 6, 2008, by and among Temujin Fund Management, LLC and Marco Battaglia.

CUSIP No. 010807158                   13D/A                   Page 7 of 7 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              June 6, 2008
                              ------------
                              Date

                              TEMUJIN FUND MANAGEMENT, LLC
                              ----------------------------

                              /s/ Marco Battaglia
                              -------------------
                              Signature

                              Marco Battaglia, Chief Executive Officer
                              ----------------------------------------
                              Name/Title

                              June 6, 2008
                              ------------
                              Date

                              MARCO BATTAGLIA
                              ---------------

                              /s/ Marco Battaglia
                              -------------------
                              Signature

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.

                                INDEX TO EXHIBITS

Exhibit 1 Joint Filing Agreement dated as of June 6, 2008, by and among Temujin Fund Management, LLC and Marco Battaglia.

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Ultratech, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of June 6, 2008.

                              June 6, 2008
                              ------------
                              Date

                              TEMUJIN FUND MANAGEMENT, LLC
                              ----------------------------

                              /s/ Marco Battaglia
                              -------------------
                              Signature

                              Marco Battaglia, Chief Executive Officer
                              ----------------------------------------
                              Name/Title

                              June 6, 2008
                              ------------
                              Date

                              MARCO BATTAGLIA
                              ---------------

                              /s/ Marco Battaglia
                              -------------------
                              Signature